SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 22, 2005

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:    Swedish Match To Acquire Remaining Ownership In General Cigar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: February 22, 2005	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

22 February, 2005

Swedish Match To Acquire Remaining Ownership In General Cigar

Swedish Match announced today that it has agreed in principle to acquire all outstanding shares of General Cigar currently owned by the Cullman family. Under this transaction, Swedish Match will own 100 percent of General Cigar. The transaction is expected to be consummated on or before April 1st. Currently, Swedish Match owns 64 percent of General Cigar, while 36 percent of the company is owned by the Cullman family.

General Cigar produces the number one selling premium cigar in the United States, Macanudo, and several other leading premium brands in the US, including Partagas, Punch, and Hoyo de Monterrey. The company traces it roots to 1906, and has been managed by the Cullman family since 1961. Recognised as a world leader in the premium cigar business, General Cigar is the market leader in the US, and is one of the leading growers of high-quality Connecticut shade wrapper.

“The Cullman family has provided excellent management and developed the premium cigar business in the US. We look forward to further developing our cigar businesses, with the exceptionally strong brands of General Cigar, and to further grow our premium cigar presence in both the US and internationally,” said Sven Hindrikes, President and CEO of Swedish Match AB.

The Cullman family will participate in the transition of the day-to-day operations to Swedish Match for the remainder of the year. While wholly-owned by Swedish Match, General Cigar will continue to be managed as a separate commercial unit.

“Since 1999 when Swedish Match acquired General Cigar’s mass market cigar business, the relationship between our two companies has grown and flourished,” said Edgar M Cullman, Jr., General Cigar’s Chief Executive Officer. “The management of General Cigar is extremely proud of the successful business our people have helped to create and we are confident that the business will have an exciting and prosperous future under the management of Swedish Match.”

General Cigar is already a full-consolidated entity of Swedish Match. The total purchase price for the remaining shares in General Cigar will be established under the call provisions of the existing shareholder agreement between Swedish Match and the Cullman family.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,007MSEK for the twelve month period ending December 31, 2004. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Lars Dahlgren, Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations (IR)

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Richard Flaherty, CFO North America Division, US Investor Relations contact

Office +1 804 302 1774, Mobile +1 804 400 1774